Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

August 3, 2022
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Liz Packebusch and Timothy S. Levenberg
Division of Corporation Finance
Office of Energy & Transportation

Re:	RXO, LLC
Amendment No. 1 to Draft Registration Statement on Form 10-12B
Submitted July 12, 2022
CIK No. 0001929561
Dear Ms. Packebusch and Mr. Levenberg,
On behalf of RXO, LLC, a Delaware limited liability company (the “Company”), we confidentially submitted in electronic form for nonpublic review the accompanying Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”) as originally submitted to the Securities and Exchange Commission (the “Commission”) on June 1, 2022.
Amendment No. 2 reflects the responses of the Company to comments received in a letter from the staff of the Commission (the “Staff”), dated July 21, 2022 (the “Comment Letter”), to the Company related to the submission of the Registration Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, the Staff’s numbered comments are set forth below as presented in the Comment Letter followed by the Company’s responses thereto. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 2.
The Company respectfully submits the following as its responses to the Staff:
[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance
August 3, 2022

Amendment No. 1 to Draft Registration Statement on Form 10

Conditions to the Distribution, page 51

1.We note your response to prior comment 4.  Please disclose whether as of the date of the information statement the XPO board has any current intention to waive any material conditions, including the condition requiring "the receipt by XPO and continuing validity of an opinion of its outside counsel, satisfactory to the XPO board of directors, regarding the qualification of the distribution, together with certain related transactions, as a 'reorganization'" for purposes of the Code.
In response to the Staff’s comment, the Company has revised the disclosure on page 52 of Amendment No. 2.

Combined Summary Financial Results for the Three Months Ended March 31, 2022 and 2021 , page 76

2.You state in your response to comment 10 that your CODM evaluates certain key sales metrics of each of the Company’s operating segments.  Revise to discuss, quantify and analyze trends in these key sales metrics or tell us why this information would not be useful to investors.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe these sales metrics would be useful or material to investors in understanding the business, because the data underlying the metrics is too idiosyncratic to translate into meaningful trends. The key sales metrics referenced in the Company's prior response to comment 10 include the following: (i) “$1 Million Account Summary,” which identifies potential opportunities to grow the Company's share of wallet with certain customers; (ii) “Hot List,” which tracks the status of specific sales activities by customer (for instance, “proposal submitted” or “on the short list”); and (iii) “Pricing/Closed Won,” which tracks the magnitude of individual revenue opportunities we are pursuing. In all instances, these metrics act as mechanisms to hold the sales team accountable for acting on opportunities distinct from each other, and thus, in the Company’s view, the data does not provide information that would be useful or material to investors in understanding either historical or future trends. Further, these metrics are not typically reported in investor communications and are not tracked by analysts.

In the future, in the event that this data is determined to have more predictive value, the Company would provide disclosure within MD&A in accordance with Item 303(b)(2) of Regulation S-K.

3.Revise your disclosure to quantify the effects of changes in volume and price on revenues for each of your brokerage services.  Refer to Item 303(b)(2)(iii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 76-78 of Amendment No. 2.
[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance
August 3, 2022

Material U.S. Federal Income Tax Consequences, page 108

4.Please revise to clarify whether statements (other than facts) in this section constitute the opinion of counsel regarding the expected tax consequences.  For example, you state that counsel will provide an opinion that the distribution and related transactions will qualify as a reorganization.  Also, you list the anticipated consequences of the distribution if it is tax-free, without clarifying whether counsel (1) is of the opinion that it will in fact be tax-free, (2) will be providing an opinion to that effect as part of its opinion regarding qualification as a reorganization, and (3) is responsible for the statement of the listed consequences in this section which presumably result from such a conclusion/opinion.

In response to the Staff's comment, the Company has revised the disclosure on pages 109 and 110 of Amendment No. 2. None of the statements in this section constitute the opinion of counsel regarding the expected tax consequences of the spin-off. The responsibility for the statements in this section is the Company’s.

5.You disclose at page 110 that the failure of the distribution to qualify for tax-free treatment could result in XPO, RXO, and XPO stockholders being "subject to significant U.S. federal income tax liability."  You add that "XPO stockholders who receive shares of RXO common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares."  In light of those statements, it appears that the waiver of the related condition regarding an opinion of counsel as to the tax-free nature of the distribution likely would be found to be material to stockholders.  Accordingly, please revise your statement at page 52 that the XPO board "might consider" such a waiver material.  Also clearly indicate whether you would provide the referenced notice to stockholders in the event of such a waiver, or explain in necessary detail why you believe the materiality would be uncertain in these circumstances.

In response to the Staff’s comment, the Company has revised the disclosure on page 52 of Amendment No. 2.

Notes to Combined Financial Statements
2. Basis of Presentation and Significant Accounting Policies
Segment Reporting, page F-12

6.We have read your response to comment 10.  To help us understand how you met the criteria for aggregation of your operating segments into one reportable segment within ASC 280-10-50-11, please address the following:

•You describe revenues as a key metric in XPO's investor presentation related to the spinoff transaction in May 2022.  Tell us why you believe the economic characteristics are similar for your operating segments when truck brokerage and global forwarding revenues have more than doubled since 2019, managed transportation revenues have declined since 2019 and
[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance
August 3, 2022

last mile logistics revenues have increased moderately.  In addition, tell us how foreign currency exchange rates affect the economic returns of the global forwarding operating segment. Refer to ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C;
•You also describe operating income as a key metric and margin defined as revenue less costs of transportation and services exclusive of depreciation and amortization in the investor presentation in May 2022.  Tell us how you considered operating income and margin in your assessment of similar economic environments for your operating segments; and
•Tell us whether the foreign regulatory environments you operate in for the global forwarding operating segment are similar to other regulatory environments.  Refer to ASC 280-10-50-11e.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that a review of historic and expected revenue growth rates and operating income supports the Company’s position that each operating segment has similar economic characteristics.

While the measure of profitability used by the CODM to evaluate performance and allocate resources to the segments is adjusted EBITDA, and this was the Company’s primary measure for assessing economic similarity between the segments, the Company did consider revenue, operating income and margin as follows:

With respect to revenue, the discrepancy between revenue performance by managed transportation and last mile logistics, as compared to truck brokerage and global forwarding, primarily relates to specific conditions that existed from 2019-2021, including unprecedented pandemic-related market dynamics.

In this regard, truck brokerage and global forwarding have significantly benefited from a favorable pricing environment in recent periods, due to pandemic-related supply chain constraints. [***].

While managed transportation revenue was favorably impacted by similar pricing dynamics, [***]. In addition, managed transportation has been more adversely impacted by certain aspects of the pandemic than the other operating segments, due in part to reduced demand for the segment’s services from certain large customers that were unable to procure microchips for the production of goods. The Company believes these conditions are isolated and are not expecting the same impact to revenue growth rates in future periods.

With respect to last mile logistics, its revenue growth rate was constrained during this period and it did not benefit as much from pandemic-related pricing dynamics due to certain contracts where the rates were contractually fixed. The Company believes this dynamic is transitory due to the nature of the pandemic-related supply chain disruptions, as well as recent actions the Company has taken to mitigate the impact of contractually-fixed pricing arrangements, including its success in renegotiating rates in some of these arrangements and
[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance
August 3, 2022

terminating other arrangements where the Company has been unable to achieve more favorable pricing.

In response to the Staff’s comment about global forwarding, the Company notes that the global forwarding revenue growth rate from 2019-2021 was not materially impacted by foreign currency exchange rates. For example, only 3 percentage points of global forwarding’s 93% year-over-year revenue growth rate in 2021 was related to foreign currency impact.

ASC 280-10-55-7A states that “the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.” In accordance with this guidance, in addition to considering historical growth rates, the Company considered its short-term and long-term projections in evaluating economic similarity. As summarized above, the Company notes that there have been some variations in its historical revenue growth rates; however, this was largely due to specific conditions that temporarily constrained the revenue growth rates of managed transportation and last mile logistics.

As macroeconomic conditions continue to recover from the disruptions of the pandemic, the Company expects that revenue impacts, both positive and negative, will normalize and all operating segments will benefit more equally from shared secular tailwinds in freight transportation, such as the shipper trend toward outsourcing to brokers, and increased industry adoption of digital capabilities in RXO’s company-wide technology ecosystem. The Company expects revenue growth rates to converge in future periods, [***]. Since “the economic characteristics and the other five criteria [have been] met and the segments are expected to again have similar…sales trends”, the Company concludes that the revenue growth rate data supports its determination that the operating segments have similar economic characteristics and may be aggregated.

With respect to operating income, this is not a measure reviewed by the Company’s CODM to evaluate performance and allocate resources to the operating segments. The Company views adjusted EBITDA, which is the profitability measure utilized by its CODM, as a better measure for comparability across the segments, as it is less impacted by unusual and non-recurring charges. That being said, operating income margins have been similar across the operating segments in historic periods [***]. As such, the Company believes operating income data supports its conclusion that operating segments have similar economic characteristics and may be aggregated.

With respect to margin, this measure is not included in the materials reviewed with the CODM in order to evaluate performance and allocate resources to the operating segments.
[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance
August 3, 2022

The Company does not believe margin is a useful measure for determining economic similarity. Rather, the CODM uses adjusted EBITDA as the primary measure for this purpose, including to determine performance-based compensation for the executive leadership team. While the Company provides a margin metric in its investor materials, consistent with some others in the industry, it is not a measure the Company uses internally to benchmark economic similarity across segments, and the Company believes it is substantially less useful than adjusted EBITDA for this purpose. Consequently, the Company relies upon adjusted EBITDA as its primary measure, consistent with the guidance in ASC 280-10-55-7C.

Finally, with respect to regulatory environments, none of the Company’s operating segments engage in business activities that would be considered “heavily regulated.” The regulatory environments applicable to all of the Company’s North American operations and to its global forwarding operations in China essentially focus on transportation, storage and/or arranging for transportation and storage of goods.

All of the Company’s operations are subject to a broad range of similar transportation, environmental, health and safety requirements. In the course of its operations, the Company may be asked to store, transport or arrange for the storage or transportation of substances defined as hazardous under applicable laws. If a release of hazardous substances occurs on or from the Company’s facilities or from the transporter, the Company may be required to participate in, or have liability for, the response costs and remediation of such release and/or the Company may be subject to claims for personal injury, property damage and damage to natural resources.

In addition, some of the Company’s operations in both North America and China involve contracts and business with government entities, as a result of which the Company is subject to various government contracting, acquisition, and procurement regulations. The Company is generally also subject to broadly similar anti-money laundering legislation and a number of anticorruption laws and regulations, including the U.S. Foreign Corrupt Practices Act and similar legislation in China and other jurisdictions in which it operates.

As context, foreign operations generated only approximately 25% of the global forwarding segment’s revenue from 2019-2021 (that is, the majority of its operations are in the U.S. regulatory environment), and global forwarding revenue from foreign operations represented only approximately 2% of RXO’s total revenue for the same period.

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[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Confidential Treatment Requested by RXO, LLC
Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission
Division of Corporation Finance
August 3, 2022

If you have any questions regarding Amendment No. 2 and the Information Statement, please do not hesitate to contact the undersigned at (212) 373-3124 or David E. Sobel at (212) 373-3226.

Very truly yours,

/s/ David S. Huntington

David S. Huntington

cc:	Ravi Tulsyan, Chief Financial Officer
Chris Brown, Chief Accounting Officer
XPO Logistics, Inc.

Steven J. Williams
David E. Sobel
Paul, Weiss, Rifkind, Wharton & Garrison LLP
[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.